[DOREL LETTERHEAD]







                                                     June 6, 2006

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:    Nili Shah
              Accounting Branch Chief

Re:      Dorel Industries, Inc.
         Form 40-F for the Fiscal Year ended December 30, 2005
         File No. 0-29712

Dear Ms. Shah:

                  We hereby acknowledge receipt of the comment letter dated May 19, 2006 (the "Comment Letter") from the staff of the Securities and Exchange Commission (the "Commission") concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 30, 2005 (the "40-F").

                  Upon the request of Tracey McKoy, Dorel Industries Inc. (the "Company") is submitting this letter as a supplement to our response dated May 31, 2006 (the "Response Letter"), in order to give a more detailed response to comment 1 of the Comment Letter. For ease of reference, we have reproduced the text of the comment 1 in bold-face type below, followed by our response.



                               _________________

                           RESPONSES TO STAFF COMMENTS


Form 40-F for the year ended December 30, 2005
----------------------------------------------

General
-------

1. Your geographic segment information contained in note 25 indicates that the majority of your goodwill and property, plant and equipment is located in the United States. Based on this fact, it is unclear to us whether the majority of your remaining assets is also located in the United States. If so, please tell us how you satisfied the requirements to be considered a foreign private issuer as defined by Rule 405 of Regulation C, for the purposes of filing on Form 40-F. We presume that less than 50% of your outstanding voting securities are directly or indirectly owned of record by residents of the U.S. Please confirm.

     Response: The definition of "foreign private issuer" in Rule 405 of the Securities Act of 1933, as amended, is as follows:

     Foreign Private Issuer. The term "foreign private issuer" means any foreign issuer other than a foreign government except an issuer meeting the following conditions:

     (1) More than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and

     (2)  Any of the following:

          (i) The majority of the executive officers or directors are United States citizens or residents;

          (ii) More than 50 percent of the assets of the issuer are located in the United States; or

          (iii) The business of the issuer is administered principally in the United States.

     As stated in the Response Letter, less than 50% of the Company's outstanding voting securities are directly or indirectly owned of record by residents of the United States. As such, given that (i) the Company is a foreign issuer (due to its incorporation in the Province of Quebec), (ii) the Company is not a foreign government, and (iii) that the Company does not satisfy the first prong of the test above which serves to exclude certain foreign issuers from being foreign private issuers, it is clear that the Company qualifies as a foreign private issuer. It is not necessary to address the second prong of the test.

                                      *****

                  We appreciate your assistance in reviewing this supplemental response letter. Please direct all questions or comments regarding this filing to Frank Rana at 1255 Greene Ave, Suite 300, Montreal, Quebec H3Z 2A4.

                                                Sincerely,


                                                /s/ Frank Rana
                                                ------------------------
                                                Frank Rana
                                                Vice-President, Finance

Attachment

cc:   Tracey McKoy, Securities and Exchange Commission
      Audit Committee of Dorel Industries, Inc.
      Jeffrey Schwartz, Executive Vice-President and CFO - Dorel Industries Inc. Gary O'Connor, KPMG LLP
      Michael Yuck, Goldsmith Hersh
      Jennifer Mazin, Shearman & Sterling LLP